UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Concord Medical Services Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

206277 105(1)
(CUSIP Number)

Jianyu Yang
Zheng Cheng
18/F, Tower A, Global Trade Center
36 North Third Ring Road East
Dongcheng District, Beijing 100013
People’s Republic of China
Telephone: +86 10 5957-5266

With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing three Class A ordinary shares of the Issuer (the “Ordinary Shares”)

CUSIP Number: 206277 105

1.	Name of Reporting Persons Jianyu Yang
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,855
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 646,855
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,417,731[1]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0%[2]
14.	Type of Reporting Person (See instructions) IN

1.	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship Mr. Yang may be deemed the beneficial owner of the total of 60% of the shares of Morgancreek.

2.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Shanghai Hui Fu Science and Technology Development Co., Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[3]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%[4]
14.	Type of Reporting Person (See instructions) CO

3.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

4.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Bi Zhang
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,855
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 646,855
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,417,731[5]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0%[6]
14.	Type of Reporting Person (See instructions) IN

5.	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang, the spouse of Ms. Zhang, that are exercisable currently or within 60 days of the date of this Amendment. Ms. Zhang and Mr. Jianyu Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of (a) the 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang, and (b) the total of 60% of the shares of Morgancreek.

6.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Oakville Holdings Group Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[7]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%[8]
14.	Type of Reporting Person (See instructions) CO

7.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

8.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Cherrylane Investments Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[9]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%[10]
14.	Type of Reporting Person (See instructions) CO

9.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

10.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Zheng Cheng
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,855
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 646,855
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,417,731[11]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0%[12]
14.	Type of Reporting Person (See instructions) IN

11.	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

12.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Shanghai Jian Qian Science and Technology Development Co., Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[13]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%[14]
14.	Type of Reporting Person (See instructions) CO

13.	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

14.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Bluestone Holdings Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,770,876
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,770,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[15]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%[16]
14.	Type of Reporting Person (See instructions) CO

15.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

16.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

CUSIP Number: 206277 105

1.	Name of Reporting Persons Morgancreek Investment Holdings Limited
2.	Check The Appropriate Box If A Member of A Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 59,770,876
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 59,770,876
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,770,876[17]
12.	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%[18]
14.	Type of Reporting Person (See instructions) CO

17.	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares.

18.	Percentage calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

This Amendment No. 2 (this “Amendment”) is being filed jointly by Jianyu Yang (“Mr. Yang”), Shanghai Hui Fu Science and Technology Development Co., Ltd. (“Hui Fu”), Bi Zhang (“Ms. Zhang”), Oakville Holdings Group Limited (“Oakville”), Cherrylane Investments Limited (“Cherrylane”), Zheng Cheng (“Mr. Cheng”), Shanghai Jian Qian Science and Technology Development Co., Ltd. (“Jian Qian”), Bluestone Holdings Limited (“Bluestone”) and Morgancreek Investment Holdings Limited (“Morgancreek”, together with Mr. Yang, Hui Fu, Ms. Zhang, Oakville, Cherrylane, Mr. Cheng, Jian Qian and Bluestone, the “Reporting Persons”). This Amendment amends and supplements the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2013 by Mr. Yang, Daketala International Investment Holdings Ltd. (“Daketala”), Mr. Cheng and CZY Investments Limited (“CZY”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 6, 2013 by Mr. Yang, Daketala, Hui Fu, Cherrylane, Mr. Cheng, CZY, Jian Qian, Bluestone and Morgancreek (the “Prior Schedule 13D”). The Reporting Persons have entered into a joint filing agreement, dated as of July 11, 2016, a copy of which is attached hereto as Exhibit 99.1. Except as provided herein, this Amendment does not modify any of the information previously reported on the Prior Schedule 13D.

Item 1. Security and Issuer

This Amendment relates to the Class A ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Concord Medical Services Holdings Limited (the “Company” or “Issuer”). The Company’s principal executive office is located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Item 2. Identity and Background

This Amendment is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d) (3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Yang is a citizen of the People’s Republic of China and his principal occupation is the chairman and chief executive officer of the Company. Mr. Yang’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Hui Fu is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Mr. Yang. Hui Fu’s principal business is technology development, technology transfer, investment management and market promotion in the field of medical device and information technology. The address of its principal office is Room 232, Zone C, 2nd Floor, 555 Songxiu Road, Qingpu District, Shanghai, People’s Republic of China. Mr. Yang is the sole director of Hui Fu.

Ms. Zhang is a citizen of Canada and her principal occupation is the sole director of Oakville. Ms. Zhang’s principal business address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Oakville is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Ms. Zhang. Oakville’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Ms. Zhang is the sole director of Oakville.

Cherrylane is a limited liability company organized under the laws of the British Virgin Islands, and is 30% owned by Hui Fu and 70% owned by Oakville. Cherrylane’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Yang is the sole director of Cherrylane.

Mr. Cheng is a citizen of the People’s Republic of China and his principal occupation is a director of the Company. Mr. Cheng’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Jian Qian is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Mr. Cheng. Jian Qian’s principal business is technology development, technology transfer, investment management and market promotion in the field of medical device and information technology. The address of its principal office is Room 231, Zone C, 2nd Floor, 555 Songxiu Road, Qingpu District, Shanghai, People’s Republic of China. Mr. Cheng is the sole director of Jian Qian.

Bluestone is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Jian Qian. Bluestone’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Cheng is the sole director of Bluestone.

Morgancreek is a limited liability company organized under the laws of the British Virgin Islands. Cherrylane and Bluestone hold 60% and 40% of the shares of Morgancreek, respectively. Morgancreek’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The directors of Morgancreek are Mr. Yang and Mr. Cheng.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

 The information set forth in or incorporated by reference in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

It is currently anticipated that, (1) approximately US$47.1 million will be required to complete the Share Purchases (as defined in Item 4 below), and (2) at the price per ADS or per Ordinary Share set forth in the Proposal (as defined in Item 4 below), approximately US$80.8 million will be required to acquire all of the outstanding Ordinary Shares and ADSs of the Company not already owned by the Buyer Parties (as defined in Item 4 below) and their affiliates. The amounts exclude the funds which may be required to pay the costs and expenses associated with the Share Purchases and the Proposed Transaction (as defined in Item 4 below). It is currently anticipated that the Share Purchases and the Proposed Transaction will be financed with debt or equity capital or a combination thereof.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

In January 2015, the Issuer’s board of directors had resolved to issue 45,787,948 Class B ordinary shares to Morgancreek, each of which entitles the holder thereof to 10 votes on any ordinary resolution or special resolution, in exchange for 45,787,948 Ordinary Shares held by Morgancreek (the “Exchange”).

In February 2015, Oakville subscribed to new shares in Cherrylane. Upon completion of the share subscription in November 2015, Hui Fu and Oakville owned 30% and 70% of shares of Cherrylane, respectively, and as a result, indirectly held 18% and 42% of shares of Morgancreek, respectively.

On July 11, 2016, Morgancreek entered into a share purchase agreement (the “Carlyle SPA”) with Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. to acquire 13,086,350 Ordinary Shares at a purchase price of US$1.73 per Ordinary Share, and a share purchase agreement (the “Solar Honor SPA”) with Solar Honor Limited to acquire 14,163,325 Ordinary Shares at a purchase price of US$1.73 per Ordinary Share. The share purchases (the “Share Purchases”) under both Carlyle SPA and Solar Honor SPA are conditioned on, among other things, Morgancreek obtaining sufficient funds from third-party financing sources to pay the purchase prices.

On July 11, 2016, Morgancreek, Blue Ocean Management Limited (“Blue Ocean”) and Mr. Yang (collectively, the “Buyer Parties”) entered into a memorandum of understanding (the “MOU”), pursuant to which the Buyer Parties will work with each other in pursuing the Proposed Transaction (as defined below).

On July 11, 2016, the Buyer Parties submitted a preliminary, non-binding proposal (the “Proposal”) to the Issuer’s board of directors. Under the Proposal, the Buyer Parties propose to acquire all of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer not already owned by the Buyer Parties and their affiliates for $1.73 per Ordinary Share, or $5.19 per ADS, in cash (the “Proposed Transaction”). The Buyer Parties also stated in the Proposal that after the closing of the Share Purchases and the completion of the Exchange, the Buyer Parties would hold more than 90% voting rights of the Issuer’s issued and outstanding ordinary shares. Therefore, the Proposed Transaction may be effected by way of short-form merger pursuant to Section 233(7) of the Companies Law of the Cayman Islands.

In addition, Buyer Parties indicated in the Proposal that (i) they and their affiliates do not intend to sell their stake in the Issuer to a third party; (ii) they are prepared to negotiate and finalize definitive agreements providing for the Proposed Transaction promptly; and (iii) the Proposal constitutes only a preliminary indication of interest, and is subject to negotiation and execution of definitive agreements relating to the Proposed Transaction.

If the Shares Purchases and the Proposed Transaction are completed, the ADSs representing the Issuer’s Ordinary Shares would be delisted from the New York Stock Exchange and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Shares Purchases and the Proposed Transaction could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Issuer’s board of directors (as the surviving company to the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that the Share Purchases will be consummated, or any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or be consummated. None of the Issuer or the Reporting Persons is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4 including, among other things, the purchase price for the Proposed Transaction and the debt and/or equity financing arrangements. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

Except as set forth in this Item 4 or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any actions that could involve one or more of the types of transaction or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The description of the Carlyle SPA, the Solar Honor SPA, the Proposal and the MOU contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, a copy of each is attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Yang(1)	60,417,731	45.0%	646,855	59,770,876	646,855	59,770,876
Hui Fu(2)	59,770,876	44.7%	—	59,770,876	—	59,770,876
Ms. Zhang (3)	60,417,731	45.0%	646,855	59,770,876	646,855	59,770,876
Oakville(4)	59,770,876	44.7%	—	59,770,876	—	59,770,876
Cherrylane(5)	59,770,876	44.7%	—	59,770,876	—	59,770,876
Mr. Cheng(6)	60,417,731	45.0%	646,855	59,770,876	646,855	59,770,876
Jian Qian(7)	59,770,876	44.7%	—	59,770,876	—	59,770,876
Bluestone(8)	59,770,876	44.7%	—	59,770,876	—	59,770,876
Morgancreek(9)	59,770,876	44.7%	59,770,876	—	59,770,876	—

____________

* Percentages are calculated based on 133,709,620 Ordinary Shares issued and outstanding as of April 28, 2016, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 28, 2016.

(1)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment. Mr. Yang and his spouse, Ms. Bi Zhang, indirectly hold 18% and 42% of the shares of Morgancreek, respectively, and by virtue of such relationship Mr. Yang may be deemed the beneficial owner of the total of 60% of the shares of Morgancreek.

(2)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Hui Fu and Oakville hold 30% and 70% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(3)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang, the spouse of Ms. Zhang, that are exercisable currently or within 60 days of the date of this Amendment. Ms. Zhang and Mr. Yang indirectly hold 42% and 18% of the shares of Morgancreek, respectively. By virtue of such relationship, Ms. Zhang may be deemed the beneficial owner of (a) the 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Yang, and (b) the total of 60% of the shares of Morgancreek.

(4)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Oakville and Hui Fu hold 70% and 30% of the shares of Cherrylane, respectively, which holds 60% of the shares of Morgancreek.

(5)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.

(6)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek, and (ii) 646,855 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.

(7)	Includes 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Jian Qian indirectly holds 40% of the shares of Morgancreek.

(8)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares, held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.

(9)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs, each representing three Ordinary Shares.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On July 11, 2016, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated July 11, 2016.

99.2	Share Purchase Agreement, dated as of July 11, 2016, by and among Morgancreek Investment Holdings Limited, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

99.3	Share Purchase Agreement, dated as of July 11, 2016, by and between Morgancreek Investment Holdings Limited and Solar Honor Limited.

99.4	Proposal, dated as of July 11, 2016 from Mr. Jianyu Yang, Morgancreek Investment Holdings Limited and Blue Ocean Management Limited to the board of directors of Concord Medical Services Holdings Limited.

99.5	Memorandum of Understanding, dated as of July 11, 2016, among Mr. Jianyu Yang, Morgancreek Investment Holdings Limited and Blue Ocean Management Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016

Jianyu Yang

/s/ Jianyu Yang

Shanghai Hui Fu Science and Technology Development Co., Ltd.

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Bi Zhang

/s/ Bi Zhang

Oakville Holdings Group Limited

By:	/s/ Bi Zhang
Name: Bi Zhang
Title: Director

Cherrylane Investments Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Zheng Cheng

/s/ Zheng Cheng

Shanghai Jian Qian Science and Technology Development Co., Ltd.

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

Bluestone Holdings Limited

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title: Director

Morgancreek Investment Holdings Limited

By:	/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated July 11, 2016.

99.2	Share Purchase Agreement, dated as of July 11, 2016, by and among Morgancreek Investment Holdings Limited, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

99.3	Share Purchase Agreement, dated as of July 11, 2016, by and between Morgancreek Investment Holdings Limited and Solar Honor Limited.

99.4	Proposal, dated as of July 11, 2016 from Mr. Jianyu Yang, Morgancreek Investment Holdings Limited and Blue Ocean Management Limited to the board of directors of Concord Medical Services Holdings Limited.

99.5	Memorandum of Understanding, dated as of July 11, 2016, among Mr. Jianyu Yang, Morgancreek Investment Holdings Limited and Blue Ocean Management Limited.